BC FORM 53-901F
Securities Act

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

QUATERRA RESOURCES INC.
Suite 1550, 1185 West Georgia Street
Vancouver, BC V6E 4E6

Item 2:	Date of Material Change

July 10, 2007

Item 3:	Press Release

July 10, 2007 at Vancouver, British Columbia

Item 4:	Summary of Material Change

Quaterra Resources Inc. reported today that an initial six-hole, 3,043-meter core drilling program has been completed at its 100%-owned Crestones property in Durango State, Mexico.

Item 5:	Item 5: Full Description of Material Change

The first drill-holes did not intersect the targeted breccia feeder vents. Subsequent field mapping has identified a series of flat-dipping detachment faults that have offset the outcropping geology an estimated 500 meters to the northeast. The postulated location for the breccia feeder vent(s), based on mapping and drill sections, is southwest of the outcropping breccias in a flat area covered with a thin layer of post-mineral arroyo sediment. An additional 2,000-meter drill program is in progress to test this area.

Says Tom Turner, Quaterra’s Manager of Mexican exploration: “We believe that Crestones is a good place to look for an ore deposit. Based on the size and strength of the alteration system and the widespread weak mineralization observed in outcrop and drill core the project merits continued exploration.”

Assay results have been received for the first five holes, and contain a few low-grade intercepts as shown in the table below. All three of the hydrothermal breccia types - the silicified limestone, the quartz porphyry, and the hornfels - contain weakly disseminated sphalerite-galena-sulfosalts. The silica breccia commonly contains minor to 5% disseminated pyrite-marcasite and minor to 5% stibnite. The mixed clast and silicified limestone breccias contain disseminated pyrite-marcasite and minor sphalerite-galena. Coarse sphalerite-galena has been observed in fault gouges. Alteration and mineralization appear to intensify to the southwest.

Table 1: Crestones DDH Assay Summary

HOLE	From	To	Meters	Au ppb	Ag g/t	Pb %	Zn %
C-02-06	222	224	2	<5	30.1
	235.8	240.4	4.6	<5	1.84	0.01	0.48
Includes	237.54	237.76	0.22	<5	11.2	0.01	3.85
	512	515.6	3.6	119	52.97	0.74	0.61
Includes	514.65	515.6	0.95	<0.05	156	2.57	1.71

C-03-06	56	58	2	<5	252.7	0.41	1.22

C-04-06	418	420	2	<5	5	0.01	0.5
	431	435	4	407	13.55	0.07	0.3
Includes	433	435	2	629	22.8	0.13	0.54
	492	504	12	78.16	5.8	0.09	0.62
Includes	492	502	10	91.8	6.36	0.1	0.72
	362	368	6	<5	5.93	0.13	0.4
Includes	364	366	2	<5	9.8	0.26	0.66
Includes

C-05-07	402	408	6	3.33	5.56	0.02	0.19

Hole C-01-06 does not contain significant values
Hole C-06-07, C-07-07 pending assays

Dr. Thomas Patton is the qualified person responsible for the preparation of this release in accordance with NI-43-101.

Core samples were prepped at Inspectorate’s laboratory in Durango, with the pulps analyzed at its main laboratory in Reno, Nevada. Samples were initially run using a 30 element ICP analysis with an aqua regia digestion process. All samples were also analyzed for gold and silver using a 30 gram fire assay with gravimetric finish.

Quaterra Resources Inc. (TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

Item 6:	Reliance on section 85 (2) of the Act

N/A

Item 7:	Omitted Information

N/A

Item 8:	Senior Officers

Stacey Bligh
Secretary
Tel: 604-684-9384